Filed by Aetna Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Humana Inc.

(Commission File No.: 001-05975)

The following is a transcript of the Aetna all-employee meeting:

Aetna

MTB AEM

Important Information For Investors And Stockholders

This transcript does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Aetna Inc. (“Aetna”) and Humana Inc. (“Humana”), Aetna and Humana will file relevant materials with the Securities and Exchange Commission (the “SEC”), including an Aetna registration statement on Form S-4 that will include a joint proxy statement of Aetna and Humana that also constitutes a prospectus of Aetna, and a definitive joint proxy statement/prospectus will be mailed to stockholders of Aetna and Humana. INVESTORS AND SECURITY HOLDERS OF AETNA AND HUMANA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Aetna or Humana through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-8204.  Copies of the documents filed with the SEC by Humana will be available free of charge on Humana’s internet website at http://www.Humana.com or by contacting Humana’s Investor Relations Department at 502-580-3644.

Aetna, Humana, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Humana is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 18, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 6, 2015, and its Current Report on Form 8-K, which was filed with the SEC on April 17, 2015.  Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014 (“Aetna’s Annual Report”), which was filed with the SEC on February 27, 2015, its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 3, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on May 19, 2015 and May 26, 2015.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This transcript may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology.  These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Aetna’s and Humana’s control.

Statements in this transcript that are forward-looking, including Aetna’s and Humana’s projections as to the anticipated benefits of the pending transaction, increased membership as a result of the pending transaction, the impact of the pending transaction on Aetna’s businesses and share of revenues from Government business, the methods Aetna will use to finance the cash portion of the transaction, the impact of the transaction on Aetna’s operating earnings per share, earnings before interest, taxes, depreciation and amortization (“EBITDA”), revenues and parent cash flows, the synergies from the pending transaction, the closing date for the pending transaction, Humana’s 2015 financial performance, the quality of Humana’s 2016 Medicare Advantage bids and Humana’s ability to achieve its target margins in 2016 are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Aetna’s and Humana’s control. In particular, projected financial information for the combined businesses of Aetna and Humana Inc. is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein.  None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Aetna or Humana Inc. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed acquisition; the risk that a condition to closing of the proposed acquisition may not be satisfied; the risk that a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Aetna’s ability to achieve the synergies and value creation contemplated by the proposed acquisition; Aetna’s ability to promptly and effectively integrate Humana’s businesses; the diversion of management time on acquisition-related issues; unanticipated increases in medical costs (including increased intensity or medical utilization as a result of flu or otherwise; changes in membership mix to higher cost or lower-premium products or membership-adverse selection; medical cost increases resulting from unfavorable changes in contracting or re-contracting with providers (including as a result of provider consolidation and/or integration); and increased pharmacy costs (including in Aetna’s and Humana’s health insurance exchange products)); the profitability of Aetna’s and Humana’s public health insurance exchange products, where Aetna membership is higher than Aetna projected and may have more adverse health status and/or higher medical benefit utilization than Aetna and/or Humana projected; uncertainty related to Aetna’s accruals for health care reform’s reinsurance, risk adjustment and risk corridor programs (“3R’s”); the implementation of health care reform legislation, including collection of health care reform fees, assessments and taxes through increased premiums; adverse legislative, regulatory and/or judicial changes to or interpretations of existing health care reform legislation and/or regulations (including those relating to minimum MLR rebates); the implementation of health insurance exchanges; Aetna’s and Humana’s ability to offset Medicare Advantage and PDP rate pressures; and changes in Aetna’s and Humana’s future cash requirements, capital requirements, results of operations, financial condition and/or cash flows.  Health care reform will continue to significantly impact Aetna’s business operations and financial results, including Aetna’s pricing and medical benefit ratios.  Key components of the legislation will continue to be phased in through 2018, and Aetna will be required to dedicate material resources and incur material expenses during 2015 to implement health care reform.  Certain significant parts of the legislation, including aspects of public health insurance exchanges, Medicaid expansion, reinsurance, risk corridor and risk adjustment and the implementation of Medicare Advantage and Part D minimum medical loss ratios (“MLRs”), require further guidance and clarification at the federal level and/or in the form of regulations and actions by state legislatures to implement the law.  In addition, pending efforts in the U.S. Congress to amend or restrict funding for various aspects of health care reform, and litigation challenging aspects of the law continue to create additional uncertainty about the ultimate impact of health care reform.  As a result, many of the impacts of health care reform will not be known for the next several years.  Other important risk factors include: adverse changes in health care reform and/or other federal or state government policies or regulations as a result of health care reform or otherwise (including legislative, judicial or regulatory measures that would affect Aetna’s and/or Humana’s business model, restrict funding for or amend various aspects of health care reform, limit Aetna’s and/or Humana’s ability to price for the risk it assumes and/or reflect reasonable costs or profits in its pricing, such as mandated minimum medical benefit ratios, or eliminate or reduce ERISA pre-emption of state laws (increasing Aetna’s and/or Humana’s potential litigation exposure)); adverse and less predictable economic conditions in the U.S. and abroad (including unanticipated levels of, or increases in the rate of, unemployment); reputational or financial issues arising from Aetna’s and/or Humana’s social media activities, data security breaches, other cybersecurity risks or other causes; Aetna’s ability to diversify Aetna’s sources of revenue and earnings (including by creating a consumer business and expanding Aetna’s foreign operations), transform Aetna’s business model, develop new products and optimize Aetna’s business platforms; the success of Aetna’s Healthagen® (including Accountable Care Solutions and health information technology) initiatives; adverse changes in size, product or geographic mix or medical cost experience of membership; managing executive succession and key talent retention, recruitment and development; failure to achieve and/or delays in achieving desired rate increases and/or profitable membership growth due to regulatory review or other regulatory restrictions, the difficult economy and/or significant competition, especially in key geographic areas where membership is concentrated, including successful protests of business awarded to Aetna and/or Humana; failure to adequately implement health care reform; the outcome of various litigation and regulatory matters, including audits, challenges to Aetna’s and/or Humana’s minimum MLR rebate methodology and/or reports, guaranty fund assessments, intellectual property litigation and litigation concerning, and ongoing reviews by various regulatory authorities of, certain of Aetna’s and/or Humana’s payment practices with respect to out-of-network providers, other providers and/or life insurance policies; Aetna’s ability to integrate, simplify, and enhance Aetna’s existing products, processes and information technology systems and platforms to keep pace with changing customer and regulatory needs; Aetna’s ability to successfully integrate Aetna’s businesses (including Humana, Coventry, bswift LLC and other businesses Aetna may acquire in the future) and implement multiple strategic and operational initiatives simultaneously; Aetna’s and/or Humana’s ability to manage health care and other benefit costs; adverse program, pricing, funding or audit actions by federal or state government payors, including as a result of sequestration and/or curtailment or elimination of the Centers for Medicare & Medicaid Services’ star rating bonus payments; Aetna’s ability to reduce administrative expenses while maintaining targeted levels of service and operating performance; failure by a service provider to meet its obligations to Aetna or Humana; Aetna’s and Humana’s respective abilities to develop and maintain relationships (including collaborative risk-sharing agreements) with providers while taking actions to reduce medical costs and/or expand the services each company offers; Aetna’s ability to demonstrate that Aetna’s products and processes lead to access to quality affordable care by Aetna’s members; Aetna’s and Humana’s ability to maintain their relationships with third-party brokers, consultants and agents who sell their products; increases in medical costs or Group Insurance claims resulting from any epidemics, acts of terrorism or other extreme events; changes in medical cost estimates due to the necessary extensive judgment that is used in the medical cost estimation process, the considerable variability inherent in such estimates, and the sensitivity of such estimates to changes in medical claims payment patterns and changes in medical cost trends; a downgrade in Aetna’s financial ratings; and adverse impacts from any failure to raise the U.S. Federal government’s debt ceiling or any sustained U.S. Federal government shut down.  For more discussion of important risk factors that may materially affect Aetna, please see the risk factors contained in Aetna’s 2014 Annual Report on Form 10-K (“Aetna’s 2014 Annual Report”) on file with the Securities and Exchange Commission (“SEC”). For more discussion of important risk factors that may materially affect Humana, please see the risk factors contained in Humana’s 2014 Annual Report on Form 10-K (“Humana’s 2014 Annual Report”), Humana’s Quarterly Report on Form 10-Q for the quarter ended March, 31, 2015 (Humana’s Quarterly Report on Form 10-Q”) and Humana’s Current Reports on Form 8-K filed or furnished during 2015, each on file with the SEC. You should read Aetna’s 2014 Annual Report and Aetna’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, on file with the SEC, for a discussion of Aetna’s historical results of operations and financial condition. You should also read Humana’s 2014 Annual Report and Humana’s Quarterly Report on Form 10-Q for a discussion of Humana’s historical results of operations and financial condition.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Aetna or Humana.  Neither Aetna nor Humana assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

TAPE # Aetna_MTB_AEM

Mark Bertolini

Good afternoon (unintelligible) Good evening to− actually I hope the people in China are sleeping, but good evening to the folks in Europe. Can you hear me? Can you hear me now? Good. Okay. All our friends in China are sleeping so we'll− you'll fill them in in the morning, right? But good afternoon to the folks in Europe and good afternoon to all of you here, good morning to the folks in California. It's great to be here. Something happen that all of you wanted to show up today? Wow, it's the second week of July. You're usually− it's an empty room. I'm usually run− [inaudible]. How come my− is my− you know what, it's my device, Rog. There we go, I'll take it out of my pocket. I have an implantable device that turns the microphone off, so we'll get rid of that. Good. Alright. So, what I want to do is first introduce Bruce Broussard who is the Humana CEO/President. Welcome, Bruce. [Applause]

Mark Bertolini

Thank you. I want to talk about this week's exciting news. So, this will be a little bit of a brief about what's going on. Usually we don't hold this meeting until after the quarter call's done, but we'll get that chance to do that again later on. But, as you've heard, our two organizations have agreed to come together, and we think it's an incredible opportunity for all of us. The skills, the capabilities, the assets between both organizations are hugely complimentary, and we think this begins to set us apart as a very different company that can help build a healthier world. So, I visited Louisville yesterday, had a great meeting. We actually had to hold it in the Louisville Performance Center because there were 12,500 Humana employees in the Louisville Kentucky area. So, we had a great meeting there, I met with Governor Beshear, Mayor Fischer at the town hall, and had a wonderful discussion about the Louisville community and all that Humana's meant to it. And we want to continue that tradition in Louisville as well. So, welcome everybody. Let me share with you a few−

Bruce Broussard

This is quite the slide.

Mark bertolini

Yeah, isn’t that a great slide? So, you have to go through this becau− how many shareholders in the room? Are we happy? Today's not a good day but we're doing good, right? So, for all of you investors and shareholders in the room, here is your cautionary statement. Whatever it is you do, read this statement first. Oh, one more page. As you can see the lawyer's been very busy. Wow. Is Bill here?

BRUCE BROUSSARD

And that's the presentation.

MARK BERTOLINI

That's it. Sorry, we're out of time. [laughter] So, here's what it means in a lot of ways: This is what the street's looking at, this is the combination of the two companies, company A, you can guess who that is, company B, you can guess who that is, company C, pretty close to the first letter in their name as well. So, you can see the various combinations here that lead to where we end up in this overall mix. And so, there should be no reason given the great work you've all done in growing the company and helping build a great franchise like this one that we can't be company A sooner rather than later. So, thank you very much for your work, but the combined organizations will have a projected revenue of 115 billion. We will lead the Medicare Advantage marketplace. We'll be number one. We'll be number one in the commercial marketplace and we'll be the second largest managed care company in the United States. [applause] Now, every combination happens as a result of the strategy, not because of the finances, but because of the strategy, and the strategy's very important here. We believe together as organizations, and Bruce will share some comments after I'm done here about that we can actually impact the health of the populations we serve, and by impacting that health through partnerships with providers and creating a better consumer experience we can change the way healthcare operates in the United States. And I've said to you before, given that it's the largest driver of our current economic woes as a nation, we can help save the nation's economy by doing it right, and the combination with Humana makes that happen. We get enhanced consumer capabilities, enhanced provider capabilities, depth in the government space. 56% of our revenue will be associated with government contracts. It expands our capital and bench strength as an organization and allows us to continue to grow and invest in the future. And when we did the Coventry acquisition we said it was going to be the last big deal until after health reform, and here we are doing the next big deal, and the deal's about building the ability to continue to invest in our business, to take our margins and our capital, invest it in the future of the business and change the way healthcare is provided in the United States. Here you see a diversified revenue base. 47% will now be Medicare, which is a big piece. 34 commercial risk, Medicaid is going to be 9%, and other businesses will be 10. And you can see where we will have the top ten in membership, and our top ten membership states across the United States, purple is hu− Aetna, green is Humana, and the teal is both for those of you that are color blind that's Texas, Florida, Ohio, and Illinois. And I think this is probably one of the more important pieces; as we've talked before, unless we get the provider system in shape, unless we start to impact how healthcare is provided and the affordability of healthcare we really can't impact our premiums, and here you have two very complimentary organizations with Healthagen and all the great work they've done focusing on health systems and some provider relationships, physician relationships, where Humana has invested in the physician side. And putting these two aspects together creates incredible capabilities for the organization going forward. And then on the consumer side a lot of great tools on both sides of the ledger. Again, a real opportunity to bring these two organizations together and these tools together. So, these things don't happen because we sat down, had dinner, and decided to sign a piece of paper. There were a lot of people throughout the organization, both organizations, who spent a lot of time first getting comfortable with the strategy, then secondly getting comfortable with each other. Because without culture, as we've talked before, culture trumps strategy, we have to have cultures that will support us achieving this strategy, and then the storming that usually goes on around the finances. When we finally got all of that done it was a lot of hours on the part of people across the organization; Shawn Guertin, Tom Cowhey and the team, a lot of all of you who worked on this across the board in due diligence and looking at the analysis of the data, thank you very much. I know your hard work has paid off here and it will continue to pay off as we bring this deal to closure over the next year. So, thank you very much. [Applause] Bruce?

BRUCE BROUSSARD

Yeah. Well, thank you for being here. I first have to say, when Mark and I started the conversation in March I had a ton of respect for what you guys have built. That's just an amazing organization. And what a history. I mean, this building is a great example of the history of that organization. So, got a lot to be proud of. What I thought would be helpful for today is maybe spend a few minutes on Humana to give you a perspective bout the organization and just maybe understand a little bit of that art, where we started from, and sort of where we are today. And not spend much on the deal side. I think you guys can read the press release and everything else. The organization's about sixty years old. It was founded in Louisville in the '60s. it was founded as a nursing home company. It was actually called Extended Care back in 19− the '60s, and it went public in the '70s and then converted itself to a hospital company, and that's where really the roots of Humana started from. The name Humana came from a− you know, you would think, it has human in it so there's some kind of element of respect and caring and everything else, but it came from a name that someone said, we need something that will change as our business model changes, and Humana came out of that. So, it had no more thought than that. So, we were a hospital company for 20 some years and then 1982 we began to enter into the managed care area. And it really was a birth out of the staff model where there was going to be a payer and a provider and it was brought together. It seems like sort of today and what's in the conversation in health care, and then from then in 1993 it split apart. The Humana hospitals were created, a company called Galen which was then ultimately sold to HCA, and a lot of the HCA hospitals today are Humana hospitals, and then the managed care company began as Humana, and that's where we started from. But that history is important as you look at the company today, and the reason why it's important is because there's still a provider centricity to the organization. There's still a deep rooted thought process around that. And it might have been natural, it might have been, you know, coincidental, but then we entered the Medicare business. Medicare Choice at the time, and then ultimately turned to Medicare Advantage, and Medicare Choice started back in the '80s and ultimately became probably more scaled in the '90s and then in 2006 became Medicare Advantage. And why that's important is in the Medicare Advantage the population is very chronic, and that chronic relationship requires more clinical depth to help them through their journey of health. It requires them to have assistance through managing a chronic disease that is more lifestyle driven than episodic. And so, when you− when we get into some of these slides you're going to see a deep, rich clinical capability behind a managed care insurance brand which ultimately has served us well in the Medicare Advantage population. The second thing you're going to see is a rich heritage around the consumer retail model. Humana didn't participate in the aggregation of the commercial business in the late '90s and early part of the 2000s for a multitude of reasons, and really we had to make our success in something outside of the commercial business. We still have 9 billion dollars in the commercial business, so it's still a sizable part of our company. But really the center stone of our company is Medicare Advantage and selling to individuals. So, we have four thousand sales people that are on our payroll that sell every day across the table for− to individuals. And so, those two things, clinical and consumer, are an important part of the organization and really are drivers behind the success of that. What− when we met in March, and sometime I'll tell you guys the circumstances that we met around my wife being sick and having to go back between Mark, and my wife, and the ER, it was sort of an event, and I had to choose between Mark or my wife, and it was very confusing at the time.

MARK BERTOLINI

I got over it. [laughter] I understood, yeah.

BRUCE BROUSSARD

So, anyway, but what came out of that discussion was two things, that first we have a very big alignment around where we see healthcare going and in addition what there's a purpose behind that alignment. It's not just about we can make more money, there's a true purpose that we can impact people and we can impact society. In our organization we express that purpose in two ways. We express it first with our enterprise goal. We call it the bold goal. It's a goal that we set out and sort of it takes your mission statement and brings it down to a much more quantitative and qualitative direction, and we− it's up here that we've set the goal of improving the communities we serve by 20% by 2020 through making it easier for people to achieve their best health. And there's two aspects to that when you break it down. One is around health outcomes, improving health outcomes, and the second is around making it simpler for people to navigate through the healthcare system. And when Mark and I started talking it was like we were talking to the mirror. There was a lot of the same similarities. Maybe different words, but same similarities. The second thing in our purpose is that we're very big on values because we believe values are the driver to the how of what we do, and not policies, and procedures, and those things. We believe that if we have the right values people will make the decisions on their own. And so, you see our values around there and you see they have two commonalities, one is around health and the consumer, and we've turned those both for our associates and in addition for the consumer as a whole. And so, the values and our enterprise goal drives our purpose. The second part of our organization direction is the− related to the how, is we refer to this as the integrated care model, and it is really our strategy that we look at. And there's three parts to it. One is around the consumer experience, second part is around the clinical engagement, and the third is around having provider partnerships. In those− each one of those areas I'll start from the right green, top right green. The consumer experience, we have a big belief, for us to talk about something so personal as health we have to have a trusting relationship. And so, we believe that if you have to start out by building an experience that people trust. And so, a lot of our stuff we do around the consumer, whether it's our retail sales people to the way we interact with people, it really wraps around, let's make sure we build that trusting relationship. Once we have that trusting relationship then we measure how we are engaging in their health. How are they− how are we helping them through the journey? And we measure− in fact, my bonus is dictated by 20 to 30% around health engagement. And I'll get into a second of how we measure that, but we truly believe we can impact people's health through health engagement. And then the third is this whole idea around moving a partner− moving from this negotiation− what do you call it? Smash Mouth?

MARK BERTOLINI

Smash Mouth Negotiations.

BRUCE BROUSSARD

Yeah, I was going to write that one down.

MARK BERTOLINI

It's a Detroit term.

BRUCE BROUSSARD

Yeah, yeah, yeah. [laughter] Moving from Smash Mouth conversations to a more partnership of helping providers move from a fee for service to a value based reimbursement. So, as you get to know the organizations and spend time with colleagues from your organization and Humana you're going to see this nomenclature. You're going to see the nomenclature around consumer experience, you're going to see the nomenclature around consumer engagement, you're going to see the nomenclature around provider partnerships. And our investments that we've made have been very, very oriented to advance in these causes whether they're technology, whether they're acquisitions, or whether they're some kind of investment in annual expenses. And then we've put DNA boards around that. But this integrated care model is sort of the center of what we talk about and do. And then the last part I'll share with you, and it gets back to this provider beginning, is that there are five parts of the healthcare system that we believe we should influence. The first part is around wellness and prevention, and you're going to see a company called Humana Vitality which is our membership and rewards company that actually rewards people for movement, and if you go on their website, Humana Vitality, you'll actually get to know it a little more. The second part is around primary care and the ability to influence physicians and hospitals and the decisions that have downstream effect on the cost of care or the lack of decisions, spending time with patients on particular issues. And then pharmacy, we have a very large PBM in the org - that we operate, it's the fourth largest, and that is really wrapped around prescription adherence, ability to keep people on their prescriptions. Because we find that is one of the largest− both affordability and following the proper prescription as being the largest impact on the cost of care. And then we have home health. We have a company called Humana at Home that has about 600 or 700 thousand people that we see daily that helps people when they get discharged from the hospital, that they go to their home, and we have telephonic, and nurses, and social workers that go to their home. And then we have a deep, deep capability around informatics that drives all this capability. One thing I forgot to mention on the primary care side, we do own physician practices, we have a group of− a number of groups throughout the country that we use almost like the learning lab of helping people with value based reimbursement. They're all on value based reimbursement, they're full risk models, and we use that to learn from to then help other physicians and then transition to− from fee for service to value based. So, we not only contractually do it, but we do it from a technology and service point of view. And so, as Mark and I started talking about the combination of the company, we really said we started from− we both started from two different sides. Humana, very provider centric, Aetna with a long, steep, and high regard on the insurance side. And bringing them together is really where the future of healthcare is. It's the complementary nature that brings those together. And then as we talked this purpose driven and this cultural aspect was a complete alignment for that. So, that's how the deal got sort of started. In other words, it wasn’t as clean as that. There was a lot of lawyers, and finance people, and discussions in the background. And that's why if you look at the press release in the very small print you'll see it was a 2:30 in the morning press release. So, this was not a planned press release that was going to go out. There was a lot of fighting and gnashing going on. But we are proud to be brought together to the organization. I think we see the stock price out there and it moves up and down as there's a bunch of arbs in the stock price, but I think long term this− we are really going to impact the cost of care and improve people's health. So, with that…

Mark Bertolini

Thank you. [applause] So, as we well know, 80% of the people are out in TV land as I like to call it, and not in the room. So, we'll have some questions from there. But are there any questions in this room before we start? Remember, there are no bad questions, and being that I'm from Detroit I can't be insulted or intimidated. [laughter] In the back we have microphones. There's a hand in the back up against the wall.

Audience member1

Thank you Mr. Bertolini. Question for you. With what's going on here in the state of Connecticut, is there any chance at all of Aetna moving the corporate headquarters out of Connecticut?

MARK BERTOLINI

I knew that would be the first question. As we all have had to figure out over the last, well, let's call it since 2000, as a company on how to be fiscally responsible, we need to hold our state leaders and legislature to the same standard. And so, that's the conversation going on. This is the corporate headquarters of Aetna and will continue to be until there comes a time where it's impossible for us to be here. But this is a beautiful building, this is a beautiful state, and we want to do the best we can to stay here, but we will not tolerate a lack of integrity on the part of our leaders. And so, we're going to hold them accountable to that. And I will tell you when we're going to move if we're going to move. [laughter] And we'll all go together. We'll get a big truck, we'll load everybody up. Where do you all want to go? Any votes?

Audience Member2

Miami.

MARK BERTOLINI

Miami? How many people from Florida? Louisville's actually very nice.

BRUCE BROUSSARD

Just got to get an airport.

MARK BERTOLINI

Yeah, that's right. We've got to get an airport down there. If they'd just plow the roads here it'd be great. Okay, other questions? Over there.

audience member3

Thank you, Mark. Can you hear me?

MARK BERTOLINI

Yep.

audience member3

Okay. My question is twofold actually. One, will this put to bed rumors about someone else buying us? And two, what are your thoughts on the proposed buyout of Cigna? How do you think this might impact that which will certainly impact our positioning?

MARK BERTOLINI

So, I think the way we should all think about this is that we have worked very hard as an organization, as Humana has, to know what we want, what we think is in the best interest of our customers, what we think is in the best interest of our employees, and our shareholders. And while all this noise was swirling around and I was getting people coming up, patting me on the back, oh, you poor guy, you got to go through all this stuff and these people sending you letters, most of it was BS anyway and people stipulating things that weren’t true, but while there was some truth in it it should not divert us from what we think is right for our customers, what we think is right for all of you, and what we think is right for our shareholders. And so, my message to the team as you're going through this, this is what we want, not what's− what all the people are talking about. And let them do what they will. We are prepared to deal with whatever eventuality comes along it is our intent to close this transaction and make this happen. And we will put all of our weight and power behind that.

Audience Member4

Anthem, Cigna?

MARK BERTOLINI

Anthem, Cigna. Wha− who? [laughter] I mean, the way I think about that is that who would want to pile into this Department of Justice review when you're the second deal in? What happens if you're the bigger one at risk, right? And I just don't think− I think what we've done by getting this done and showing how powerful this is that that keeps a lot of people at bay. And we want competitors, we want strong competitors. United at 140, us at 115, I think Anthem Cigna together will be the same thing. Our real competition with the local market is Blue Cross Blue Shield. People forget that, right? They've got the market power. It's not us from a national size, it's what happens at that local market with those providers. And so, more competition from the standpoint of being able to influence the local market is what we think will be best for the consumer in the end result. TV land Ethan?

Ethan

Yeah, similar to the first question here there are a lot of employees asking about how− having the Medicare and Medicaid operations in Louisville will impact Aetna employees, like employees in Bethesda or Phoenix who support those organizations.

MARK BERTOLINI

We have a long way to go through immigration. We're not going to just move people around for the sake of moving people to locations. We need to take care of our customers. And so, we will be talking to folks as we go through our integration planning and making that happen. It's a long road. We have to get through the close first. That could be a year to fifteen months, you know. And so, we've got a lot more to do, and I would not worry about it, quite frankly.

BRUCE BROUSSARD

Yeah, we realize there's a lot of uncertainty on both sides. How does all the chips fall? And I would agree that we've got a long time before that happens, and a lot of different things happen. But secondarily, similar to Aetna, Humana is a big believer in multiple locations. We have sixty thousand associates as part of our organization, twelve thousand's in Louisville and a lot of them are call centers, but we have a very strong market in Phoenix, we have a very strong in Florida, and Dallas, and so on. And so, I think as time progresses it's not going to be Louisville-centric in that particular perspective, it's going to be diverse. And we enjoy having multiple locations because we recruit the best when you have multiple locations. You know, Louisville's a fine place. It's got great bourbon, if you like horses it's got great horses, but not everyone likes bourbon and horses. So, you know if we tried to build a fortune fifty company on that we would be in deep trouble.

MARK BERTOLINI

And I would just note to everybody, the best way to solve the problem about how many people we need is to keep growing the company and keeping the customers we have, right? The most profitable customers are the ones we had today, the second most profitable are the ones we sell more stuff to, and the third ones are new customers. And so, if we all focus on making sure we do well by our customers and we continue to grow the organization we've got plenty of room and opportunity for everybody. Other questions in the room? Ethan? Okay, we have one over here. Will.

Will

So, what is the integration likely to look like over the next 12 months before the deal's approved in terms of what we're going to be getting involved in and trying to think about doing?

MARK BERTOLINI

A lot of planning, but until this deal closes we are competitors. So, there can't be a whole lot− I mean, there's some restrictions in the contract, but until this deal closes we are competing with one another. And so, we'll be planning, and we'll be thinking about that, we'll learn more, a little bit more about each other, but we can't learn everything we need to learn because we're going to be competing.

BRUCE BROUSSARD

That was perfectly clear, wasn’t it?

MARK BERTOLINI

Will's an actuary.

BRUCE BROUSSARD

[laughter] Black and white, right?

MARK BERTOLINI

Yes, black and white. Could be higher, could be lower, who the hell knows? Got you back, Will. Ethan, anything in TV land?

Ethan

Yeah, just a few. How does this merger impact or influence our vision 20/20 goals?

MARK BERTOLINI

Let me make sure− this is not a merger, okay? This is an acquisition. So, from the standpoint of how does it affect our strategy? It's lock step. I think if we were looking at all the things we needed to do to make vision 20/20 work, this combination only enhances it and accelerates it. We talked about getting to 100 billion in revenue by 2020, guess what? We're already there. So, new goal, 200. [applause] Well, we get a lot of assets and there's a lot of opportunity costs that go avoided because of all the great things that Humana has built, Bruce and his team has built, and so, those coming together with us only advances our strategy and gets us ready. And as I've said, wouldn’t we want to be ready earlier for the consumer revolution and make it happen versus trying to chase it? And I think that's what this combination does for us.

BRUCE BROUSSARD

You know, it's ironic because we were− actually it accelerates our strategy. It's similar to the same objectives that Aetna and we had. And so, I think it's a perfect combination to accelerate both.

MARK BERTOLINI

Ethan, want another one?

BRUCE BROUSSARD

Got one back there too.

MARK BERTOLINI

Yep, and we'll get this one next. Ethan?

Ethan

Yeah, the announcement mentioned just over a billion dollars in synergies over the next few years. How do we plan to achieve that?

MARK BERTOLINI

When we get the integration planning done.

BRUCE BROUSSARD

Ask him. He's got the card. [laughter]

MARK BERTOLINI

But, I think there's also a lot of medical cost opportunities, network contracts, those sorts of things that come together. We have out of network, fee arrangements and networks that Humana doesn’t have and some markets like Georgia that are going to come together very nicely, they have better Medicare provider contracts in certain markets. So, we'll see a lot of opportunity there.

BRUCE BROUSSARD

I think when we look at them internally, one is administratively, second is the medical cost side and then the third is the clinical capabilities and bringing that across larger memberships. And I think if you look at it in those three categories there's revenue enhancement obviously, but those are three broad ones.

MARK BERTOLINI

Over here there was− somebody had a microphone. Nope. Yep.

Patty

Hi, Mark.

MARK BERTOLINI

Hi, Patty.

patty

How are you?

MARK BERTOLINI

Good.

Patty

Yesterday morning there was a question asked but not answered during the call. So, building off of the criticality of consumer engagement I was wondering if you could both comment on what this deal means relative to our opportunities and the individual marketplace going forward?

MARK BERTOLINI

Well, I think it's all an individual market sooner or later, and I think what Medicare Advantage has taught us, and actually Humana has blazed the trail, is that when you have to reach a certain price point, right? In

Medicare Advantage the government gives us our price and then we've got to figure out how to make it work within that and still provide a valuable product to the consumer. That's a very different way than running the old business model which was add trend onto your pricing, put the margin in, pass it out to the customer and see how many you could hold, right? And I think that is a very different model. So, the individual market's shaping up to be that way with our involvement we’re the largest provider of public exchange membership Humana's right behind us. So, it puts together a huge combination as well in the private exchange. So, I think the individual market is what it all is eventually, and I think employers will get there with the Cadillac Tax, and Defined Contribution, and all those things that'll happen over time. May not happen as fast as I would want it to happen, like next year, but it will happen over time and we’ll be in an individual business. And so, I think this is all part of that enhancement. Other questions in the room? TV land, Ethan?

Ethan

Yeah. Bruce, a question for you. What's been the reaction of Humana employees to this point?

Bruce Broussard

Well, first it was surprised, and then some ways− I guess I shouldn’t say surprised. There was so many leaks that they knew it was coming eventually, it just− but it was a surprise on the initial side. But today it's very positive. It's very positive from the standpoint that they are really viewing the combination as the advancement and acceleration on what we've been saying for quite some time. Anything like this brings uncertainty, no ifs, ands, or buts about that, but I would say that they're very excited about the future.

MARK BERTOLINI

Over here?

Audience member6

Thank you Mr. Bertolini. So, how will this act−

MARK BERTOLINI

You can call me Mark.

auidence member6

Thank you, Mark.

MARK BERTOLINI

I may be old, but not that old.

audience member6

How will this acquisition affect our position internationally if at all?

MARK BERTOLINI

Well, no, the international investment I think is all about the future of population health management. That's your boss sitting in front of you there. But I think we see obviously we're big in the ex-patriot business, and we are now launching individual insurance products in some markets throughout the Middle East and in the Far East. But I think ultimately the only way we're going to make health insurance available for the masses, and the middle class is growing fastest overseas, not here, in the Middle East and the Far East, the only way we're going to do that is to help create an infrastructure for a health system that doesn’t look like what we have here in the states. That actually works on population health, and I think that's the huge opportunity for us internationally is to get the stage ready to create that kind of platform in international markets and then bring in an insurance product that's affordable for the middle class. That's where our real opportunity is. The next CEO or two will thank us all for making those investments. It won't happen that quickly but we need to get ready for that. TV land?

Ethan

Yeah, there are a lot of questions. Both company's stock prices leading up to the announcement were rising pretty steadily and have gone down since then. Do you guys have a rationale for that?

MARK BERTOLINI

Well, rumors, I mean, there was rumors about who was going to buy who, and when, and where the− And so, all of this activity is by what we call arbitrage investors, or arbs as they're affectionately referred to, not so quite affectionately, but they're called arbs, and they're trying to play both sides of the deal, and they're trying to figure out where the inefficiencies are in the stock price, so they buy, sell, and they move stock around, and they run prices up. And so, this will all settle out over time. The arbs are very confused about this deal because usually when there's an acquisition they go long on the acquired entity and short on the acquiring entity, but then they think, well maybe somebody else will jump in and try and buy us, so they don't want to be short on Aetna, so maybe they should go long, but how do they do that? And so, they're all confused. But I think this is a huge opportunity and it'll settle out, it'll be fine, and none of this matters until we actually sign the deal on a closure and we actually create the check for the shareholders. So, there's a long road to hoe on that.

BRUCE BROUSSARD

Yeah. Yesterday Brian Kane, our CFO, asked me the question, he says, how you feeling? And you know, the stock's bouncing around, and I said, you know, if you judge a deal by the day it's not a deal, it's not strategic. And I think there's a lot of people that are looking at how to make money out of this that can't see past their nose. And for us it's being able to see much farther than that and being able to say the combination is the right thing to do long term, and for long term shareholders that I've talked to they, thumbs up, great deal, wonderful, we're going to be holders for a long time to come. And I think that's the perspective we have to have, and there'll be static in the air, there'll be bumps in the road and so on, but persevering to really make this happen is the− I think the vision we have to have.

MARK BERTOLINI

Over here?

audience member7

Hi. Do any of you anticipate any hurdles with the Department of Justice during the− over the next year for the−?

MARK BERTOLINI

Yeah, I think there's− this happens at the local market, so what you're reading about in the press is done at a very high level. And so, I'll use Florida as an example. Humana's very strong in the south, we're very strong in the north. Very little overlap, but if you look at it at a state-wide basis you'd say, oh, there's a huge problem with the Department of Justice. And then there are other places where there is a lot of overlap. And that was really the basis to make sure we could get this done. Because in the end nobody wants to put together a deal they can't get done. And so, we know where the divestiture opportunities are, we'll- we put those into the deal in the way we valued it, we expect to have some. We'll have to work our way through that. We'll have to get approvals in every state where we do business and there will always be one last state that has to be done, like we had this last one, Missouri was our last state with Coventry, then we'll have to work our way through it, and that's why it takes so long. But we wouldn’t have done this had we not thought it was manageable and doable. There will be some pain but not really pain, it's just work that we need to do in order to make it happen.

BRUCE BROUSSARD

I think one of the opportunities we have is to really educate more and more about the dynamics of the industry. Because one is around what Mark's talking about, and totally agree that it's a local base calculation and measurement. And there will be some overall conversation that needs to be had about how this does benefit the consumer. Because if you think about our industry since the ACA introduction, it's regulated, the price is regulated. We only can make profit and pay our administrative cost at a level of 15% on the government's side and 20% on the commercial side. Anything greater than that then we write a check back to the consumer. And so, the real ability to make healthcare affordable in the country is the 85%. And bringing in organizations like this together both in size and scale to help where there isn’t price regulation, medical devices, pharma, which is consolidating, providers, and then bring the capabilities and tools to help this change to a value based reimbursement, and bringing the consumer voice to the table I think is what− really is the basis of what we're trying to do. But that doesn’t show up in the numbers, and I think one of the opportunities we have over the coming months and years is to show the power and the combination that it is regulated to utility in a lot of ways and that we need to be− and the unregulated areas can be regulated through us, so to speak.

ETHAN

Yeah, there are− there are a lot of questions about the name and the brand of the combined company. After the closing do we have any sense of whether each company is going to maintain their unique brand?

Mark Bertolini

Humana will remain the government brand, and Aetna will be the traded name on the stock exchange. Now, there'll be a lot of different things we look at as we move into the consumer marketplace Dijuana and team have been building and what that product is named. For example, at Inova, Joe and his team, the plan is called Innovation Health Plans. It's not Aetna. It's powered by us, but it's called Innovation Health Plans. So, there's going to be− the brand that matters is the brand that resonates with the consumer in the local market relative to their health system. Other questions? We have one in the back in the middle on the left?

audience member8

Hey Bruce, you've already covered the question of bourbon and horses, thank you for doing that, and thanks for avoiding college basketball.[laughter] So, we can continue to remain contentious Louisville to Connecticut. My real question, Department of Justice was already asked, the piece about, typically in a deal like this, when can employee interchange, Aetna employees starting to look at jobs in Humana locations versus Humana looking at Aetna locations start to begin? Just a typical answer.

BRUCE BROUSSARD

I don't have one.

MARK BERTOLINI

I would just say that I know there's a lot of people that want to come to Hartford. There's no overlap between human resources until after the deal closes, right? We can't do it. So, no sharing secrets, definitely not talking about pricing or anything like that. It has to be− you know, we are competitors until that point in time and we'll− everything about what we do is treated as a competitive entity. In the back.

audience member9

Hello. Alright. Actually I have a consumer product offering question. So, interested to get the take from Bruce and the Medicare experience you've had. Historically, parents have ensured their children. Do you ever think there's an opportunity for parents to− I'm sorry, for the kids or the children ensure the parents? And I'm thinking about pre-Medicare, so folks who maybe retire early, or are not getting the same benefits from their employer. You know, they're not eligible for Medicare but maybe their− their children can ensure the parent, right? Because they have a good job, they have the coverage. Do you see that as a market opportunity?

Bruce Broussard

I don't see a product. I see a financing opportunity there that someone will pay for that, but I don't see a product being offered. I think the guaranteed issuance really takes away the need of a broad population based insurance model wherein today the exchanges, you can buy it on the exchanges for− without having an employer based model. But we do have an association, or we own an organization, Humana at Home, that offers something in taking care of parents, and that is through the− that you can actually hire them to be their caregiver. And so, they go to their home, they spend time with them, they− it depends on what, how much help you need. Now, in our Medicare Advantage, for certain populations that are highly chronic we offer that free of charge. So, as opposed to an insurance product it's similar to helping people with their health conditions but much more in the care delivery model.

MARK BERTOLINI

Ethan?

Ethan

Yeah. You two both talked about− you two both talked about how the businesses complement each other. Can you talk a little bit about how the cultures of both organizations complement each other?

BRUCE BROUSSARD

I mentioned it to Mark yesterday, we actually hired a firm to evaluate both cultures. Actually evaluated the whole industry as we were going through this process, and it highlights how important the culture was for us in being able to establish that. Because similar to what Mark said, we believe culture is really what allows and has the inside intel on the strategy. And there's a− in that analysis there was a multitude of similarities. One was around purpose based, second was around execution oriented was another part of that, third was around the consumer as an active part of the conversation. And so, there's a host of those areas that I think were highlighted quite well. The differences, because that's usually the next question is where were the similarities and where were the differences, probably were more on how things get done and nomenclature. A lot of the organization takes on the personality of the CEO, and Mark's personality is big, and bold, and brave, and I can say all kinds of things but I won't. [laughter] And I'm probably a little less than that. And so, the culture takes a little bit of that on in that regard. But those are rounding errors to the more structural things that are part of the culture, and that's really where− I mean, we presented this to the board. I mean, it was just an amazing discussion with the board. It was, here's the strategy, here's the culture, and here's the deal. And it would− and that was the evaluation. And it was an important part of that, yeah. And we saw it all continue, we saw it in the conversations we had through the tough times and the sharing of information that just – it flowed really well, it flowed in conversation really well among the teams that were working together.

MARK BERTOLINI

There's a lot of excitement that built throughout the conversation. It was like, well, this really could work. And I think that was a huge part of what kept us persistent in getting it done. Because the teams talked the same language, thought about things the same way and it was really a fascinating journey.

BRUCE BROUSSARD

It was.

MARK BERTOLINI

Any more questions in the room? Up in the balcony? Over here?

audience member11

Hi.

MARK BERTOLINI

Hi.

audience member11

Can you speak to how this merger may impact Aetna's consumer business strategy in the short term and in the intermediate term?

MARK BERTOLINI

Well, I think in the short term it brings a lot more capability. Well, first of all, for the next year we're, like, on our own. So, we have to keep going. We have a lot of stuff to deliver. We've got a lot of work to do, and we have a big launch for− 1/1/16 and beyond. So, we've got to get all that done. But after that it brings more capability, the data analytics function, the consumer analytics really strong at Humana, the tools they have, the rewards programs which we've been looking around, very strong. So, I think it accelerates version 2.0 after we get version 1.0 launched. Ethan, any more? I'm sure you have a ton on there.

Ethan

Yeah, just first to acknowledge, we've had over 400 questions come in. so, for those who−

BRUCE BROUSSARD

We're going to be here a long time.

Ethan

Those that haven’t been asked, it's nothing personal. The−

Mark Bertolini

Ethan gets hate mail afterwards, but nobody else. I get hate mail about Ethan. He wouldn’t let me ask my question.

Ethan

So, you both talked about the government business being a primary opportunity. Are there other business areas that you see as major opportunities, like pharmacy, or anything else that you'd want to call out?

MARK BERTOLINI

Pharmacy is a longer term opportunity for us. Humana today I think is the fourth largest PBM, and so, together with us that's a huge opportunity for us to think about, but we have our CVS deal, which is an important deal that runs through 2019. I think one of the things we learned that was validation is that when we were talking with CVS initially the Medicare deals were not nearly as strong, and that's what Humana found when they were doing their investigation, and that's because, and I call this sort of the time space warp inside of PBMs, they don't get the buy/sell spread on Medicare drugs. They have to give all the benefit to the beneficiary. So, it tells you something about their business model. And so, as we look at it, which, the function for us is medication compliance, adherence, and the lowest cost of overall therapy, not necessarily the best deal on the drug, that's a fundamentally different value proposition for the consumer than when they're just dealing straight with a PBM. And so, we'll continue to look at that. We still have our deal to run out, we still have to work through that organization to make sure they function well, but it is a huge opportunity for us.

BRUCE BROUSSARD

I think the Healthagen opportunity is another one. We have some of the similar assets. Some are at the similar scale, others are not, and I think that combination of those two will really make a very powerful part of your organization. If you were to look at Humana's financial statements we have a division called the Health Care Services Division, and that division of our three billion or so that we earn, earns about

800 million dollars, and in that division is things that are wrapped around− the PBMs an example of that, Humana at Home's an example of that, our behavioral health business is an example of that. And I see the growing of that non-regulated business as an opportunity for the combined company both in existing membership and then also with the expansion into more third party relationships.

MARK BERTOLINI

Other questions in the room? One more from TV land?

Ethan

Sure. Just to close out, you both mentioned the speculation for the past few months. Why, from both your perspectives, was this the right deal for Aetna and the right deal for Humana?

MARK BERTOLINI

Strategy. Strategy and culture. The financing takes care of itself after that. And actually the very first conversation Bruce and I had about this he said that the strategy works and the culture's alright then we'll figure out the financing, but this isn’t about a financial deal up front.

BRUCE BROUSSARD

And I would say the other deal that was talked about, that's more of a financing. The strategy is, I don't think, as solid as here. And I can tell you the cultural analysis that we went through, the cultural fit isn’t there. And I really believe this has taken two best of the breeds from different perspectives, as I articulated, and bringing them together. Now, the devil's in the detail to make it work. That's among all our responsibilities to do that, but I think the way it's set up it's going to be very successful.

MARK BERTOLINI

Great. Thank you very much. [applause] Thank you, Bruce.

Bruce Broussard

Thank you.

[ end of tape:]